[LETTERHEAD OF CLIFFORD CHANCE US LLP]

September 14, 2009

VIA EDGAR AND BY HAND

Mr. Thomas Kluck
Mr. Duc Dang
Division of Corporation Finance
Mail Stop 3010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	NRDC Acquisition Corp.
Proxy Statement on Schedule 14A
File No. 001-33749
Filed August 10, 2009

Dear Mr. Kluck:

On behalf of our client, NRDC Acquisition Corp. (the “Company”), a Delaware corporation, set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated September 9, 2009 (the “September 9 Letter”), with respect to the Proxy Statement on Schedule 14A (the “Proxy Statement”) (File No. 001-33749) filed by the Company on August 10, 2009. The responses to the Staff’s comments are set out in the order in which the comments were set out in the September 9 Letter and are numbered accordingly.

We have enclosed with this letter a marked copy of Amendment No. 1 to the Proxy Statement (“Amendment No. 1”), which was filed today by the Company via EDGAR, reflecting all changes to the Proxy Statement. Page numbers referred to in the responses reference the applicable pages of Amendment No. 1 unless otherwise noted.

General

1.

We note your disclosure on page 85 that you and your affiliates or other third parties may offer to purchase your common stock issued in the initial public offering. Please provide us with a detailed analysis of the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E to these offers and/or purchases. Please note that we will refer your response to the Division of Corporation Finance’s Office of Mergers and Acquisitions.

While the Commission has not defined the term “tender offer,” it has provided a set of seven elements as being characteristic of a tender offer as described in Wellman v. Dickinson and in other cases. As set forth below, we do not believe that a majority of these elements would be present in the purchase of IPO Shares as described in the proxy statement. Accordingly, we do not believe the tender offer rules are applicable to such purchases.

(a) Active and widespread solicitation of public shareholders for the shares of an issuer. The Company, the Founder Stockholders and their respective affiliates do not intend to engage in any type of active or widespread solicitation of public stockholders for the Company’s stock. Instead, purchases would be made in private transactions in specific individual instances with sophisticated investors, if at all.

(b) Solicitation made for a substantial percentage of the issuer’s stock. It is possible that purchases could rise to a percentage that would be substantial enough to be considered the type of purchases contemplated by this element. However, as there is no set amount of purchases that will definitely be made, it is possible that a smaller percentage of shares would be purchased.

(c) Offer to purchase made at a premium over the prevailing market price. It is anticipated that any purchases would be made at the current per-share price that would be offered to stockholders who vote against the proposed transactions contemplated by the Framework Agreement and seek conversion of their shares. Accordingly, stockholders who enter into purchase arrangements with the Company would be treated no better than stockholders who did not enter into such arrangements but sought conversion of their shares instead.

(d) Terms of the offer are firm rather than negotiable. As indicated above, purchases, if any, will be done in private transactions in specific individual instances. Therefore, the terms will be negotiable based on each specific transaction.

(e) Offer contingent on the tender of a fixed number of shares, often subject to a fixed maximum number to be purchased. As indicated above, purchases will be done on an individual basis rather than being tied to a fixed number to be purchased.

(f) Offer open only a limited period of time. Purchases could be made at any time up to the meeting of stockholders at which the Framework Transactions Sub-Proposal 1 is to be approved. The Company has until October 23, 2009 to complete the Framework Transactions Sub-Proposal 1 (assuming the special meeting is not adjourned). Accordingly, purchases could last several weeks.

(g) Offeree subjected to pressure to sell his stock. As indicated above, since the purchases could last for several weeks, there is not the type of pressure on stockholders to rush into “hurried, uninformed” investment decisions against which the tender offer rules were designed to protect. Furthermore, because a stockholder will always have the right to vote against the proposed transactions contemplated by the Framework Agreement and seek conversion, there is no pressure for a stockholder to sell shares.

Even when considering the totality of the circumstances in the present instance, we respectfully submit that any tender offer concerns should not apply. In the Hanson Trust case, 774 F.2d 47 (2d Cir. 1985), the Second Circuit declined to elevate Wellman to a ‘litmus test’, and stated that the question — whether a solicitation constitutes a “tender offer” within the meaning of Section 14(d) — turns on whether, viewing the transaction in the light of the totality of the circumstances, there appears to be a likelihood that unless the pre-acquisition filing requirements of Section 14(d) are followed there will be a substantial risk that solicitees will lack information needed to make a carefully considered appraisal of the proposal put before them. There has been a preliminary proxy statement on file with the Commission since August 10, 2009. Further, the Company will mail a proxy statement to all stockholders. Both the preliminary proxy statement and definitive proxy statement mailed to stockholders have or will have robust and fulsome disclosure. Accordingly, stockholders will have all the information available to them necessary to make a carefully considered appraisal of the proposal put before them. Additionally, the type of holders that would be approached by the Company regarding the above-referenced purchases will be sophisticated and institutional holders. Accordingly, we do not believe that the tender offer rules apply to this transaction.

The Company may use non-cash inducements to induce holders to vote in favor of the Framework Transactions Sub-Proposal 1 but such non-cash inducements (such as registration rights) would not result in any material economic cost to the Company. As the use of non-cash inducements does not involve cash or material economic cost to the Company, we do not believe they are premiums as referred to in the Wellman v. Dickinson tender offer test.

2.

We note your disclosure on page 40 that you may supplement your direct purchases of retail properties with first mortgages or second mortgages, mezzanine loans, bridge or other loans and debt instruments. We also note your disclosure on page 48 that you may purchase other assets to maintain your exemption under from registration under the 1940 Act. Please provide us with a detailed analysis of the exemption under the 1940 Act that you and your subsidiaries intend to rely upon and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

The Company intends to conduct its operations so that it is not required to register as an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”). The Company intends to rely on the exemption from registration set forth in Section 3(c)(5)(C) of the 1940 Act. In accordance with this exemption, the Company plans to conduct its business so that at least 55% of its assets will consist of qualifying assets and at least 80% of its assets will consist of qualifying assets and real related assets. Under the 1940 Act, qualifying assets for this purpose include direct ownership of real properties and mortgage loans secured by real properties. The Company expects that a substantial majority of its assets (more than 80%) will consist of qualifying assets and therefore the Company expects to comply with this exemption.

3.

We note the disclosure throughout this document that you may utilize proceeds from this trust to enter into purchase transactions with shareholders that have communicated their intention to vote against the transaction and seek conversion of their shares in order to change such votes and influence the outcome. Please revise to clarify if there is any limitation on the price you would offer to repurchase the shares. If you could offer a price greater than the conversion price, please state so.

As stated on pages 91 to 93 of the proxy statement, it is anticipated that the maximum price that would be offered to repurchase shares would be the per share conversion price immediately prior to the time the transactions contemplated by the Framework Agreement are consummated. We have also revised the disclosure in the last bullet point on page 3 of the proxy statement to clarify the foregoing.

4.

In the event that the purchases, using the trust proceeds, will involve third parties, please revise to explain how paying fees and a possible premium purchase price, in an attempt to change the voting outcome, was determined to be in the best interest of your shareholders, especially considering the remaining shareholders will experience a reduction in book value per share compared to value received by holders that either successfully convert their shares or have their shares purchased in order to affect their adverse vote.

We have removed this disclosure and the Company no longer intends to use third parties to purchase IPO Shares.

5.

With regards to the use of third parties, please revise to discuss how the third parties would proceed with their purchases. Discuss how they would target and solicit shareholders. Clarify if you would share company voting information with them.

We have removed this disclosure and the Company no longer intends to use third parties to purchase IPO Shares.

6.

On page 85, we note that you may also borrow money to make the purchases prior to the merger. Please revise to discuss the purchase price in that situation and the interest you would be willing to pay for such borrowings. Also, if you acquire the shares for your own account, it appears such shares would not be considered outstanding. Please clarify if this would affect the shares ability to be voted.

We have removed this disclosure and the Company no longer intends to borrow money to make purchases. As stated on page 92 of the proxy statement, any agreement to purchase IPO Shares will provide for the holder to withdraw or revoke any exercise of its conversion exercise and grant a proxy to the Company's designees to vote such shares in favor of the Framework Transactions Sub-Proposal 1 at the meeting. Accordingly, this will effectively render the 30% threshold established in the Company's IPO prospectus and charter ineffective and make it easier for the parties to complete the transaction because such purchased shares would no longer be counted towards the 30% threshold. If, for some reason, the transactions contemplated by the Framework Agreement are not consummated despite such purchases, the sellers would be entitled to participate in liquidation distributions from the Company's trust account with respect to such shares.

7.

Please revise to discuss the “other arrangements” referenced on page 3 and the “non-cash arrangements” referenced on page 85 that could be used to obtain favorable votes. Fully discuss possible actions that would be used to obtain favorable votes without the purchase of shares. Please discuss how such actions, which appear to reduce book value per share is in the best interest of all your shareholders. If cash could be used to obtain favorable votes, without a purchase of shares, please discuss the basis for providing incentives to some shareholders but not all shareholders of the same class of shares.

The Company may use non-cash inducements to obtain favorable votes. Such non-cash inducements (such as registration rights) would not result in any material economic costs to the Company. Use of the non-cash inducements would not reduce the Company's book value per share. The Company does not intend to use cash to obtain favorable votes without a purchase of shares. We have revised the disclosure on page 3 to delete the concept of “other arrangements” and revised the disclosure on page 92 to clarify the foregoing.

8.

It appears that disclosure about the minimum book value per share, assuming maximum conversion and side purchases, would be important to shareholders as they make their investment decision. Please revise to provide such disclosure in the appropriate section or advise.

We have revised disclosure in the table on page 88 of the proxy statement in response to this comment.

9.

Please tell us why you have used the term “business combination” as the name for your proposals and transaction even though you are not engaging in any business combination or explain to us how the proposals result in a business combination. Alternatively, revise your disclosure to use a term that is more descriptive of your proposal and clarify that it is not a business combination, as referenced and used in your charter and IPO prospectus.

We have renamed the Company's proposals to replace the term “Business Combination” with the term “Framework Transactions.” We have revised disclosure throughout the proxy statement to clarify that the transactions contemplated by the Framework Agreement do not constitute a “Business Combination” as defined in the Company's current charter and as referenced in the Company's IPO prospectus.

10.

We note your letter dated September 2, 2009 and are unable to agree with your position that the type of information requested by Industry Guide 5 is not important because this is not a registration statement. It seems that the promotional disclosure in this document and in your shareholder presentations about the past history of the persons that will serve as your control persons and management indicates your view that such information is important. The combination of their voting and conversion decision appears to be an investment decision. Because this investment decision would be based on the prospects of a blind pool REIT, the disclosures typically requested by Guide 5 would be considered important to your shareholders’ ability to make an informed decision and provide balance to the existing historical disclosure already provided through the presentations and this document. With regards to the materiality of the prior performance disclosure, such disclosure should be based on those persons who will serve as control persons for you assuming approval of the required proposals.

In response to this Comment, as discussed with the Staff, we will provide supplementally to the Staff, suggested prior performance information relating to Stuart Tanz who is expected to become the Company’s President and Chief Executive Office upon completion of the transactions contemplated by the Framework Agreement.

11.

We note the proposals here modify terms in your charter that were unique to your shares because you were a blank check company. We also note that you view this transaction as a business combination. Further, we note that, once approved, you will acquire full access to the assets in the trust account. As such, please provide us with an analysis of whether items 12 and/or 14 of Schedule 14A apply to your proposals. If either item applies, please tell us how you have complied with those disclosure requirements.

We respectfully note that the Company is not a "blank check company" as defined in Rule 419 of the Securities Act of 1933 because the Company has never issued "penny stock" as defined in Rule 3a51-a of the Securities Exchange Act of 1934. We also do not view the transactions contemplated by the Framework Agreement as a business combination because the proposed transactions do not involve a merger, acquisition, consolidation or transfer of assets and we have revised disclosure throughout the proxy statement to remove the usage of the phrase "business combination" in relation to the Framework Agreement.

We do not believe Item 12 of Schedule 14A applies to the proposals to amend the Company's charter because the proposals do not involve any modification or exchange of shares of the Company's stock. No modification is involved because the proposals do not contemplate a change to the voting or economic rights of holders of the Company's stock or removal of preemptive rights. No exchange is involved because we are proposing to amend the Company's charter rather than redeeming shares outstanding and issuing new shares. Implementation of the proposed amendments to the Company's charter will not involve any tender, transfer or exchange of shares by stockholders. The Company's stockholders will, if they choose, continue to hold the same shares of stock they do now

We do not believe Item 14 of Schedule 14A applies to the transactions contemplated by the Framework Agreement or the proposals to amend the Company's charter. Section (a) of Item 14 specifically states Item 14 disclosure is required for a "a merger or consolidation; an acquisition of securities of another person; a sale or other transfer of all or any substantial part of assets; or a liquidation or dissolution." The transactions contemplated by the Framework Agreement and the other proposals set forth in the proxy statement do not involve any of the aforementioned transactions set forth in Item 14(a). Therefore, Item 14 disclosure is not required in the proxy statement.

12.

We note from your shareholder presentation filed August 27, 2009, that this transaction represents a cost-effective alternative to a traditional IPO for investors. As such, please compare the estimated costs related to the business combination, including those related to NRDC’s IPO, to the total costs of a traditional REIT IPO.

We note that the costs related to the Company's IPO, other than the deferred underwriting fees which will be reduced in the transactions contemplated by the Framework Agreement, are costs which have already been incurred and cannot be recovered. The Company's stockholders current investments are based on the amount held in the Company's trust account. The estimated costs of implementing the proposals set forth in the proxy statement are outlined in the table on page 88. The Company estimates that the costs of implementing the proposals will result in dilution to the Company's stockholders, as compared to the per share liquidation value as of August 31, 2009, of approximately $0.22 to $0.48 (2.2% to 4.9%) per share based on the amount remaining in the Company's trust account following consummation of the transactions contemplated by the Framework Agreement. The Company estimates the costs of a traditional REIT IPO to be between 8% to 10% of the gross proceeds of the offering.

We have supplemented the information in the table on page 88 to show the per share dilution resulting from the transaction costs.

Notice of Special Meeting of Stockholders

13.	Please revise to briefly and prominently disclose here that the proposals are counter to the core guidelines you disclosed in your IPO prospectus and charter and considered obligations to your stockholders in their investment in a blank check company. Provide similar clarification in the introductory page following the notices.

We respectfully note that the Company is not a "blank check company" as defined in Rule 419 of the Securities Act of 1933 because the Company has never issued "penny stock" as defined in Rule 3a51-a of the Securities Exchange Act of 1934.

The Company disclosed in its IPO prospectus that it would seek to consummate a business combination (as defined in its current charter) involving an acquisition of real property assets or an operating business where it believed it could increase the value of the overall enterprise by altering the structure of or relationship between the operating business and its real estate and/or improving, expanding or repositioning the real estate underlying the operating business by October 23, 2009 or liquidate. The Company has not been able to identify a suitable target with which to consummate a business combination.

The Company's board of directors has determined that, given the attractiveness of the current retail real estate market and the Company's management's experience in real estate, rather than liquidating, it is in the best interests of stockholders to proceed with the proposals set forth in the proxy statement. The purpose of the conversion and liquidation provisions set forth in the Company's current charter and the Company's IPO prospectus is to provide each of the Company's stockholders with the right to receive back its pro rata portion of the funds in the Company’s trust account if such holder did not approve of the Company’s proposed business plan upon release of the trust funds. Consistent with the protections of the Company's current charter, if a stockholder does not agree with the Company's proposed business plan, the transactions contemplated by the Framework Agreement preserve for each stockholder the right to convert its shares and receive its pro rata share of the trust funds.

We have revised the disclosure in the Notice to Stockholders and the introductory page following the notices to clarify the foregoing.

Table of Contents

14.	Please revise to highlight the location of the full disclosure about the conversion rights and the actions you may take to avoid the 30% threshold.

We have revised the table of contents in response to comment 14.

Summary of the material terms of the Merger, page 1

15.	Please clearly disclose whether the merger was approved by your independent directors and whether you obtained a fairness opinion regarding the transaction as required in your IPO prospectus and/or charter. If not, please explain why and in greater detail elsewhere in the prospectus/proxy. Also revise accordingly the “Notice of Special Meeting of Stockholders of NRDC Acquisition Corp. ...”

The proposed transactions were unanimously, with one director absent, approved by the Company's board of directors, including by all the Company's independent directors (the absent director was not an independent director).

While the Company's charter currently contemplates the Company obtaining a fairness opinion under certain circumstances, if the Initial Charter Proposal is approved, the charter would not require the Company to obtain a fairness opinion in order to consummate the transactions contemplated by the Framework Agreement. The Company would not present the Framework Transactions Sub-Proposal 1 unless the Initial Charter Proposal is approved.

The Company also stated in its IPO prospectus, because it had agreed to do so in the underwriting agreement it entered into with the underwriters in its IPO, that it would obtain a fairness opinion if one of the Company's executive officers, directors or existing stockholders is affiliated with the target business in a business combination that the Company proposes to consummate. The Company has since amended the underwriting agreement to remove this provision.

Finally, the absence of the acquisition of an existing business or assets precluded the use of customary analyses on which fairness opinions are typically based.

We have revised the disclosure in the Notice to Stockholders, on page 1 and elsewhere in the proxy statement to clarify the foregoing.

16.	Please revise to include a very brief highlight of the conflicts of interests, if any, that exist with the proposed transactions.

In response to the Staff’s comment, the Company has revised the disclosure on page 7 under the caption “Summary” to very briefly highlight the conflicts of interests that exist with the proposed transactions.

What happens to the funds deposited in the trust account after the transaction , page 9

17.	We note that, as of July 31, 2009, the company had approximately $410,125,126 in the trust account. We also note that the consummation of the transactions is conditioned on the trust account containing no less than $100 million after the closing. Please discuss in greater detail the use of proceeds of the difference between the $410 million currently held in trust and the $100 million required to be in the trust account after closing. Also discuss in greater detail here and elsewhere in the proxy, the intended use of the $100 million after closing.

As disclosed throughout the proxy statement, the amount retained in the trust following consummation of the transactions contemplated by the Framework Agreement would be used to pay (i) holders of IPO Shares who have indicated to us that they intend to vote against the transactions contemplated by the Framework Agreement with whom we may enter into forward or other contracts to purchase their IPO Shares, (ii) the deferred underwriters’ compensation owed by us in connection with the IPO (adjusted as described in the proxy statement), (iii) the expenses of the Founder Stockholders incurred on behalf of us and third parties (e.g professionals, printers, etc.) who have rendered and/or will render services to us in connection with our operations and efforts to effect a “Business Combination” (as defined in our charter if the Initial Charter Amendment is approved) or the transactions contemplated by the Framework Agreement, (iv) taxes and (v) stockholders who have elected to exercise their conversion rights. Any amounts remaining would be used to invest in real estate assets in accordance with the Company's proposed business plan and for working capital. The transaction expenses are set forth in the table on page 88 of the proxy statement.

We have revised the disclosure on page 4, page 12 and page 89 of the proxy statement to clarify the foregoing.

Since our IPO prospectus contained certain differences in what is being proposed at the meeting, what are my legal rights, page 10

18.	We note your disclosure that only those shareholders who do not seek conversion may have claims of rescission or damages against you. It is not clear how this statement is accurate. Please refer to Sections 11 and 12 of the Securities Act of 1933 and advise us of the basis for the noted disclosure or revise the prospectus/proxy accordingly.

We have revised the disclosure throughout the proxy statement to clarify that each person who purchased shares in the Company's IPO and still held such shares after learning of the facts disclosed in the proxy statement under the section titled “The Framework Transactions Proposals—The Framework Transactions Sub-Proposal 1 — Rescission Rights” may have securities law claims against the Company for rescission or damages as requested.

Why do we intend to pursue the transactions contemplated by the Framework Agreement, page 11

19.

Please discuss here and elsewhere in the proxy, as applicable, how current market conditions associated with rising vacancy rates for commercial/retail property, particularly in large metropolitan areas could affect the operations of your business. It appears that the risk of higher vacancy rates could result in lower revenues, reduced rental rates, and increased tenant improvements or concessions. Please also revise your risk factor section accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on pages 14, 25 and 43 under the captions “Questions and Answers For NRDC Acquisition’s Stockholders and Warrantholders About The Proposals—Why does NRDC Acquisition intend to pursue the transactions contemplated by the Framework Agreement,” “Risk Factors—Risks Related to Our Assets—Increasing vacancy rates for retail property assets resulting from recent disruptions in the financial markets and deteriorating economic conditions could adversely affect the value of the retail property assets we acquire” and “Our Business Following the Consummation of the Framework Transactions—Overview” to highlight the risk that the Company could experience higher levels of vacancy than anticipated at the time of acquisition of properties following the consummation of the transaction contemplated by the Framework Agreement.

Risk Factors, page 19

20.	The subheadings to risk factors should not only highlight the particular risk but also state the harm that would be incurred should the facts surrounding the noted risk materialize. Many of your current subheadings only state facts. Please revise the subheadings accordingly.

In response to the Staff’s comment, we have revised risk factor subheadings where appropriate to state the harm that would be incurred should the facts surrounding the noted risk materialize. For example, we have modified the following risk factors: “Risks Relating to Our Business and Operations If the Transactions Contemplated By the Framework Agreement Are Consummated— We may change any of our strategies, policies or procedures without stockholder consent, which could adversely affect our business,” “Risks Relating to Our Business and Operations If the Transactions Contemplated By the Framework Agreement Are Consummated—Factors affecting the general retail environment could adversely affect the financial condition of our retail tenants and the willingness of retailers to lease space in our shopping centers, and in turn, adversely affect us,” “Risks Relating to Our Business and Operations If the Transactions Contemplated By the Framework Agreement Are Consummated— As a result of current economic conditions, we may be limited in our ability to obtain financing on favorable terms,” “Risks Relating to Our Business and Operations If the Transactions Contemplated By the Framework Agreement Are Consummated—We do not have a formal policy limiting the amount of debt we may incur and our board of directors may change our leverage policy without stockholder consent, which could result in a different risk profile,” “Risk Related to Our Assets—We have not yet identified any specific assets. Our initial investments are expected to provide a lower net return than our target assets,” Risk Related to Our Assets—Real estate investments’ value and income fluctuate due to conditions in the general economy and the real estate business, which may affect our ability to service our debt and expenses,” “Risk Related to Our Assets—It may be difficult to buy and sell our real estate quickly, which may limit our ability to vary our portfolio promptly in response to changes in economic or other conditions,” and “Risk Related to Our Assets—We may be subject to “lender liability” claims, which may subject us to significant liability, should a claim of this type arise.”

21.	Please revise to provide a risk factor to discuss the risk associated with your lack of an operating history.

In response to the Staff’s comment, we have revised the disclosure on page 23 under the caption “Risk factors—Risks Relating to Our Business and Operations If the Transactions Contemplated By the Framework Agreement Are Consummated—We have no operating history and may not be able to successfully operate our business or generate sufficient revenue to make or sustain distributions to our stockholders” to provide the requested risk factor.

22.	Please revise to provide a risk factor to address the aspects of the proposals that run counter to the guidelines established in your IPO prospectus and charter.

As noted above, the purpose of the conversion and liquidation provisions set forth in the Company's current charter and the Company's IPO prospectus is to provide each of the Company's stockholders with the right to receive its pro rata portion of the funds in the Company’s trust account if such holder did not approve of the Company’s proposed business plan upon release of the trust funds. Consistent with the protections of the Company's current charter, if a stockholder does not agree with the Company's proposed business plan, the transactions contemplated by the Framework Agreement preserve for each stockholder the right to convert its shares and receive its pro rata share of the trust funds. Because the Company has preserved the underlying purpose of these provisions, we do not believe it is appropriate to provide a risk factor.

We may change any of our strategies, policies or procedures without stockholder consent, page 19

23.	Please revise to clarify if the changes would include the termination of your REIT qualification.

In response to the Staff’s comment, we have revised the disclosure on page 22 under the caption “Risk factors—Risks Relating to Our Business and Operations If the Transactions Contemplated By the Framework Agreement Are Consummated—We may change any of our strategies, policies or procedures without stockholder consent, which could adversely affect our business” to provide the requested clarification.

Our executive officers and directors may be subject to potential conflicts of interests, page 19

24.	Since the conflicts are potential, it appears that the noted persons would already be subject to them. Please explain your use of the term “may.” Also, please revise to quantify the other entities your officers and directors will be obligated towards.

In response to the Staff’s comment, we have revised the disclosure on page 22 under the caption “Risk factors— Risks Relating to Our Business and Operations If the Transactions Contemplated By the Framework Agreement Are Consummated—Our executive officers and directors are subject to potential conflicts of interests” to provide the requested clarification.

Capital markets and economic conditions can materially affect our financial condition , page 20

25.	The narrative in this risk factor discusses the recent and current market conditions. Your disclosure throughout this document and in your investor presentations indicate that you believe the recent and current conditions create “extraordinary opportunities” for you. As such, it is not clear how the narrative disclosure here is consistent with your disclosure throughout. Please revise to reconcile. We also direct you to the risk factor on page 26 with the heading “a prolonged economic slowdown . . .” which appears to address the risk highlighted by this subheading.

As disclosed in the Proxy Statement under “Our Business Following the Consummation of the Framework Transactions—The Market Opportunity,” several factors are at work in the current environment. On the one hand, retail real estate assets are currently exhibiting distress with weak fundamentals. According to the U.S. Census Bureau, total retail sales for June 2009 were down 10% from the prior year, evidencing the severity of the current economic recession. The risk factor cited in the Staff’s comment letter appropriately discusses this condition and the risk that economic conditions for retail real estate may not improve. At the same, the Company believes that in the current capital constrained environment, many retail property owners are severely limited in their ability to repay upcoming debt maturities and to deploy capital needed for tenant improvements and other non-recurring capital expenditures, which is restricting their ability to retain existing and attract new tenants. The Company also believes that diminished supply of debt for retail real estate will create a shortfall in the funding available for retail properties. The Company’s point is that this funding shortfall is likely to create a range of forced selling opportunities while also limiting the number of new buyers competing for properties that will be sold. As a result, the prospects for negotiating attractive acquisitions by the Company (which will have readily available cash) at compelling prices should be significant. Finally, as discussed under “Our Business Following the Consummation of the Framework Transactions—The Market Opportunity,” the Company believes that long-term demographic shifts and trends will continue to serve as a counterweight to declining economic conditions and these longer term trends will have a considerable impact on future patterns and levels of spending. This suggests that, despite the recent economic downturn in the United States, demand for property will continue to grow in the long term. The bottom line for the Company is that notwithstanding the risks appropriately disclosed in the proxy statement, the Company believes the current market presents an extraordinary opportunity to purchase retail properties at historically low prices with the potential to increase cash flow and realize greater appreciation on the ultimate dispositions of the properties.

Terrorist attacks and other acts of violence , page 22

26.	It is unclear how this risk factor presents a risk that is unique to you. Please revise to clarify how this risk is specific to you or remove as it appears to be a generic risk.

In response to the Staff’s comment, we have revised the disclosure to eliminate this risk factor.

Real estate investments’ value and income fluctuate due to various factors, page 22

27.	Risk factors should only discuss a single risk. This risk factor highlights more than one risk. If the risks are material, they should be discussed in separate risk factors. Also, we note that several of the bulleted items are discussed in other risk factors with more specificity. Please revise this disclosure accordingly.

In response to the Staff’s comment, we have revised the disclosure on pages 26 and 27 under the captions “Risk factors—Risks Related to Our Assets—Real estate investments’ value and income fluctuate due to conditions in the general economy and the real estate business, which may affect our ability to service our debt and expenses.” and “Risk factors— Risks Related to Our Assets—Our Common Area Maintenance (CAM) contributions may not allow us to recover the majority of our operating expenses from tenants, which may reduce operating cash flow from our properties” to provide that the risk factors only discuss a single risk.

The real estate loans we may invest in are subject to delinquency, foreclosure and loss , page 25

28.

Here you discuss this possibility of foreclosure and delinquency as a material risk. On page 40, you state than investments in debt instruments will be made with the primary focus of acquiring control and capitalizing on such opportunity in the event of default. This appears inconsistent. Please revise to reconcile your disclosure.

In response to the Staff’s comment, we have revised the disclosure to eliminate this risk factor since the Company’s primary focus with respect to real estate-related debt investments is to capitalize on the opportunity to acquire control positions that will enable the Company to obtain the asset should a default occur.

Our stockholders may be held liable for claims by third parties , page 35

29.	Please revise to quantify the total liabilities that would need to be settled if this transaction is not approved so that the risk is placed into context.

We have revised the disclosure on page 38 as requested in response to this comment.

Our Business Following the consummation of the Framework Transactions, page 40

The Market Opportunity, page 44

30.	We note disclosure here and throughout this document that your board believes the current environment provides an “extraordinary opportunity to acquire real properties at compelling yields and values substantially below their replacement cost.” Please revise to provide the basis for the disclosed belief. Clarify if the board has examined specific properties to evaluate the noted characteristics. Also, clarify if the yields solely relate to rent revenues or includes capital appreciation.

In response to the Staff’s comment, the Company has added to the proxy statement on page 82 under the caption “The Framework Transactions Proposals—Reasons for the Framework Transactions Proposals,” the basis for the board’s belief that the current market presents an extraordinary opportunity to purchase retail properties at historically low prices both with the potential to increase cash flow and to realize capital appreciation. The disclosure also clarifies that the board has not yet examined specific properties for acquisition approval purposes.

31.	Please revise to provide the basis for the disclosure that debt capital is available at “generally expensive” levels. Also, clarify what constitutes “generally expensive.”

In response to the Staff’s comment, we have revised the disclosure to remove the reference to generally expensive.

Our Business Strengths and Competitive Advantage, page 45

32.

Your inclusion of “experienced management team” as an advantage seems to imply that other agency mortgage REITs do not have experienced management teams. Please provide the basis for the noted implication. Also, please do not provide the years of experience in the aggregate.

In response to the Staff’s comment, we have revised the disclosure on page 49 under the caption “Our Business Following the Consummation of the Framework Transactions—Our Business Strengths—Experienced Management Team” to indicate that the Company’s experienced management team is simply a business strength and to amend the disclosure relating to the aggregate years of experience of the Company’s management team.

33.	The two paragraphs under “extensive, longstanding relationships,” and “active deal flow . . .” appear to repeat the same idea about your ability to capitalize on relationships. Please revise to limit repetition. Also, please provide a description of the current “active deal flow.”

In response to the Staff’s comment, we have revised the disclosure on page 49 under the caption “Our Business Following the Consummation of the Framework Transactions—Our Business Strengths—Extensive, Longstanding Relationships” to consolidate the two paragraphs into a single heading. The disclosure relates to access to deal flow and we have eliminated the reference to active deal flow.

34.	It is not clear how the alignment of your management team’s interest with yours provides you with an advantage over your competitors. Please clarify.

In response to the Staff’s comment, the Company believes that the fact that its management team has an economic stake in the successful outcome of the business is a business strength.

35.	Please revise to provide a discussion of the number of employees you intend to hire to carry out your business operations. Clarify, if in addition to property managers, you will rely on other third parties or affiliates to execute your operations.

In response to the Staff’s comment, we have revised the disclosure on page 56 under the caption “Our Business Following the Consummation of the Framework Transactions—Our Operating Strategy— Management and Leasing Programs” to clarify the number of employees the Company intends to hire and to describe the Company’s limited reliance on other third parties or affiliates to execute its operations.

36.	In your “investment process” disclosure starting on page 49, please revise to discuss the management members that will participate in each step of the process.

In response to the Staff’s comment, we have revised the disclosure on page 53 under the caption “Our Business Following the Consummation of the Framework Transactions—Investment Process” to confirm that the Company’s senior management team will participate in the investment process, including approving acquisitions of target assets.

Our Target Assets, page 47

37.	Please discuss in greater detail the amount of proceeds or a percentage of such total amount that will be invested in each class of assets.

In response to the Staff’s comment, we have revised the disclosure on page 51 under the caption “Our Business Following the Consummation of the Framework Transactions—Our Target Assets” to indicate the percentage of proceeds that will be invested in each class of assets.

Our Financing Strategy, page 51

38.	As this is the investors’ only chance to evaluate their investment in you, please revise to elaborate on what constitutes “prudent amounts of leverage. ”

In response to the Staff’s comment, we have revised the disclosure on page 55 under the caption “Our Business Following the Consummation of the Framework Transactions—Our Financing Strategy” to indicate what constitutes prudent amounts of leverage.

Our Operating Strategy, page 52

39.	We note disclosure in the first subsection that you will actively manage the condition of your properties. The following subsection states you will use a select group of third party property managers. Please revise to clarify how you will actively manage through third parties. Also, clarify what constitutes “intense managing” of real estate.

In response to the Staff’s comment, we have revised the disclosure on page 55 under the caption “Our Business Following the Consummation of the Framework Transactions—Our Operating Strategy” to indicate how the Company will direct third parties to actively manage the Company’s properties. We have amended the disclosure to remove the reference to intense managing of real estate.

The Initial Charter Proposal, page 70

40.	Please clarify if this transaction necessitated a fairness opinion based on your charter.

As indicated in response to comment 15, while the Company's charter currently contemplates the Company obtaining a fairness opinion under certain circumstances. If the Initial Charter Proposal is approved, the charter would not require the Company to obtain a fairness opinion in order to consummate the transactions contemplated by the Framework Agreement. The Company would not present the Framework Transactions Sub-Proposal 1 unless the Initial Charter Proposal is approved.

The Company also stated in its IPO prospectus, because it had agreed to do so in the underwriting agreement it entered into with the underwriters in its IPO, that it would obtain a fairness opinion if one of the Company's executive officers, directors or existing stockholders is affiliated with the target business in a business combination that the Company proposes to consummate. The Company has since amended the underwriting agreement to remove this provision.

Finally, the absence of the acquisition of an existing business or assets precluded the use of customary analyses on which fairness opinions are typically based.

We have revised the disclosure on page 73 to clarify the foregoing.

41.	We note the disclosure about the prohibition on certain charter amendments and how it may not be enforceable under Delaware law. Here and elsewhere where you have discussed amendments to your charter and the prohibitions’ enforceability, please revise to also clarify that you deemed the provisions as obligations to the stockholders, as disclosed in the IPO prospectus.

The Company disclosed in its IPO prospectus that it would seek to consummate a business combination (as defined in its current charter) involving the acquisition of real property assets or an operating business where it believed it could increase the value of the overall enterprise by altering the structure of or relationship between the operating business and its real estate and/or improving, expanding or repositioning the real estate underlying the operating business by October 23, 2009 or liquidate. The Company has not been able to identify a suitable target with which to consummate a business combination.

The Company's board of directors has determined that, given the attractiveness of the current retail real estate market and the Company's management's experience in real estate, rather than liquidating, it is in the best interests of stockholders to proceed with the proposals set forth in the proxy statement. As noted above, the purpose of the conversion and liquidation provisions set forth in the Company's current charter and the Company's IPO prospectus is to provide each of the Company's stockholders with the right to receive back its pro rata portion of the funds in the Company’s trust account if such holder did not approve of the Company’s proposed business plan upon release of the trust funds. Consistent with the protections of the Company's current charter, if a stockholder does not agree with the Company's proposed business plan, the transactions contemplated by the Framework Agreement preserve for each stockholder the right to convert its shares and receive its pro rata share of the trust funds.

We have revised the disclosure on page 74 to clarify the foregoing.

42.

We note that Richards Layton & Finger opine that the initial charter proposal will be valid. Please revise to clarify if that means counsel is also of the opinion that Article 6(G) of your charter is unenforceable and invalid.

Richards Layton & Finger P.A. was not asked to and did not opine on the current enforceability and validity of Article 6(G) of the Company's charter. We have revised the disclosure on page 74 to clarify the foregoing.

The Business Combination Proposals, page 73

Background of the Business Combination Proposals, page 73

43.	We note that you began a wide international search. Please identify the investment banking firms and private equity firms that introduced you to targets. Also, identify the parties that you refer to as “advisors.”

We have revised the disclosure on page 77 as requested in response to comment 43.

44.	We note that you submitted offers to several targets. Please revise to discuss the substance of those offers.

We have revised the disclosure on pages 77 through 81 as requested in response to comment 44.

45.	Please revise to identify the party that ceased the negotiations between you and the loan servicing company, as disclosed on page 75. If you terminated the negotiations, please discuss the reason.

We have revised the disclosure on page 79 as requested in response to comment 45.

46.

We note that in February of 2009, you considered a transaction involving a mortgage REIT portfolio managers. We further note that you had been studying the current structure since January of 2009. Please revise to clarify when you began to deviate from your obligations, as set forth in your IPO prospectus and charter, and review options that did not relate to operating companies.

We respectfully note that the Company has never deviated from the principles articulated in the Company's charter. The purpose of the conversion and liquidation provisions set forth in the Company's current charter and its IPO prospectus is to provide each of the Company's stockholders with the right to receive back its pro rata portion of the funds in the Company’s trust account if such holder did not approve of the Company’s proposed business plan upon release of the trust funds. Consistent with the protections of the Company's current charter, if a stockholder does not agree with the Company's proposed business plan, the transactions contemplated by the Framework Agreement preserve for each stockholder the right to convert its shares and receive its pro rata share of the trust funds. As a result, we have not revised the proxy statement in response to comment 46.

47.

It seems from your disclosure on page 76 that the reason for terminating the discussions with the Chinese thermoplastic company was its lack of audited financials. Please revise to clarify if you considered extending your deadline to accommodate that transaction. Discuss why you view the proposed transaction as being more beneficial for your shareholders than an extension and possible merger with the operating Chinese company.

We have revised the disclosure on page 80 as requested in response to comment 47.

48.	We note that management presented their findings to the board. Please provide us with all presentation materials used to inform the board.

The presentation by management to the board of directors was oral and no presentation materials were used. As a result, we will not be providing any presentation materials.

49.

We note that the board determined the framework agreement and related transactions were fair and to the best interest of your shareholders. Please revise to clarify if the noted determination included the consideration of the purchases, incentives, and non-cash arrangements that may be used to influence shareholder votes and guide the outcome of approval.

We have revised the disclosure on page 81 in response to comment 49.

Reasons for the Business Combination Proposals, page 77

50.	Please revise to discuss the reason for the original guidelines in your IPO prospectus and charter. It appears that the guidelines were meant to provide shareholders, who invested in a blank check, with an opportunity to evaluate the assets and prospects of their business going forward. As such, please revise to clarify why the removal of that opportunity is in shareholders best interests as opposed to liquidation, where they would also receive a pro rata portion of the deferred underwriters fees and non-participation by the founders’ shares.

We respectfully note that the Company is not a "blank check company" as defined in Rule 419 of the Securities Act of 1933 because the Company has never issued "penny stock" as defined in Rule 3a51-a of the Securities Exchange Act of 1934.

The Company disclosed in its IPO prospectus that it would seek to consummate a business combination (as defined in its current charter) involving an acquisition of real property assets or an operating business where it believed it could increase the value of the overall enterprise by altering the structure of or relationship between the operating business and its real estate and/or improving, expanding or repositioning the real estate underlying the operating business by October 23, 2009 or liquidate. The Company has not been able to identify a suitable target with which to consummate a business combination.

The Company's board of directors has determined that, given the attractiveness of the current retail real estate market and the Company's management's experience in real estate, rather than liquidating, it is in the best interests of stockholders to proceed with the proposals set forth in the proxy statement. As noted above, the purpose of the conversion and liquidation provisions set forth in the Company's current charter and the Company's IPO prospectus is to provide each of the Company's stockholders with the right to receive back its pro rata portion of the funds in the Company’s trust account if such holder did not approve of the Company’s proposed business plan upon release of the trust funds. Consistent with the protections of the Company's current charter, if a stockholder does not agree with the Company's proposed business plan, the transactions contemplated by the Framework Agreement preserve for each stockholder the right to convert its shares and receive its pro rata share of the trust funds.

We note that the Company's charter, even as amended if the Initial Charter Proposal is approved and implemented, provides that if 30% or more of the IPO shares are converted, the transactions contemplated by the Framework Agreement will not be completed. Therefore, the Company has not removed the possibility of liquidation, and a stockholder has the ability to receive the liquidation value by converting its shares. We note that 10,250,000 of 10,350,000 of the Founders' Shares will be cancelled if the transactions contemplated by the Framework Agreement are completed.

In addition, the decision to continue the Company's business as a corporation that will elect to qualify as a REIT is consistent with the business strategy described in the Company's IPO prospectus with respect to the Company's focus on real estate.

We have revised the disclosure on page 82 and page 83 of the proxy statement to clarify the foregoing.

51.

We note the bullet point on page 78 that the decision to continue your business as a corporation and electing to qualify as a REIT is consistent with the business strategy described in your IPO prospectus. Please revise to specifically clarify how your continuation is consistent with the requirement to acquire an operating company that would have had assets and been valued at a minimum 80% of the trust account. Also revise accordingly your related disclosure in the questions and answers section on page 12.

In response to the Staff’s comment, we have revised the disclosure on pages 14 and 82 under the captions “Questions and Answers For NRDC Acquisition’s Stockholders and Warrantholders About The Proposals—Why does NRDC Acquisition intend to pursue the transactions contemplated by the Framework Agreement?” and “The Framework Transactions Proposals —Reasons for the Framework Transactions Proposals” to indicate how the definition of “Business Combination” in the Company’s charter in its current form includes the acquisition of one or more assets or control of one or more operating businesses. Given the Company’s management team’s expertise in the real estate sector, part of its initial focus was on making an acquisition of real properties. The Company’s proposed business plan, following the consummation of the transactions contemplated by the Framework Agreement, will likewise include the acquisition of real estate assets.

52.	We note the bullet point that the “market tends to value highly the benefits of the REIT structure . . . .” Please revise to substantiate the claims made in the noted bullet point.

In response to the Staff’s comment, we have revised the disclosure to remove the above referenced statement.

Adverse Factors Considered by NRDC Acquisition, page 78

53.

We note the first bullet point that certain of your officers and directors “may” have different interests than public stockholders. It appears that the different interests exist, even if they do not act on such interests. Please revise to clarify. Also, revise to identify the “certain” officers and directors.

In response to the Staff’s comment, we have revised the disclosure on page 84 under the caption “The Framework Transactions Proposals —Adverse Factors Considered by NRDC Acquisition” to clarify that all of the Company’s existing officers and directors have different interests in the Business Combination proposals than public stockholders.

54.	Please clarify why the board did not consider its decision to abandon the “obligations” to its shareholders that were disclosed in the IPO prospectus as an adverse factor.

In response to the Staff’s comment, we respectfully advise the Staff that the Company does not believe that it has abandoned the "obligations" to its shareholders. The Company disclosed in its IPO prospectus that it would seek to consummate a business combination (as defined in the current charter) involving the acquisition of real property assets or an operating business where it believed that it could increase the value of the overall enterprise by altering the structure of or relationship between the operating business and its real estate and/or improving, expanding or repositioning the real estate underlying the operating business by October 23, 2009 or liquidate. The Company has been unable to identify a suitable target with which to consummate a business combination.

The Company's board of directors has determined that, given the attractiveness of the current retail real estate market and the Company's management's experience in real estate, rather than liquidating, it is in the best interests of stockholders to proceed with the proposals set forth in the proxy statement. As noted above, the purpose of the conversion and liquidation provisions set forth in the Company's current charter and the Company's IPO prospectus is to provide each of the Company's stockholders with the right to receive back its pro rata portion of the funds in the Company’s trust account if such holder did not approve of the Company’s proposed business plan upon release of the trust funds. The Framework Agreement has been carefully structured so that, consistent with the protections of the Company's current charter, if a stockholder does not agree with the Company's proposed business plan, the transactions contemplated by the Framework

Agreement preserve for each stockholder the right to convert its shares and receive its pro rata share of the trust funds.

Nonetheless, in response to the Staff’s comment, we have revised the disclosure on page 84 under the caption “The Framework Transactions Proposals —Adverse Factors Considered by NRDC Acquisition” to clarify that the board of directors did consider the change in the status of the business of the Company.

55.	Please clarify why the board did not consider the possible rescission and damages claims as an adverse factor.

In response to the Staff’s comment, we have revised the disclosure on page 84 under the caption “The Framework Transactions Proposals —Adverse Factors Considered by NRDC Acquisition” to clarify that the board of directors did consider the possible rescission and damages claims as an adverse factor.

Interests of Enterprise’s Directors and Officers and Certain Persons , page 79

56.

We note the last bullet point on page 80 concerning the possible personal liability of your founders in event of a liquidation. Please revise to quantify the liabilities that the founders would be responsible for in such situation.

We have revised the disclosure on page 86 as requested in response to comment 56.

57.	Please revise to briefly discuss the roles your founders will have assuming approval of the proposals and the amounts they will be compensated for such continuing roles.

We have revised the disclosure on page 85 as requested in response to comment 57.

The Business Combination Sub-Proposal 1, page 81

58.

Reference is made to your tabular presentation of transaction costs assuming the minimum and maximum transaction size. Tell us what consideration was given to expanding the information to include the impact to the cash investment held in trust based on the minimum and maximum transaction size.

We have supplemented the information set forth in the table on page 88 to show the impact to the cash investment held in the trust based on the minimum and maximum transaction size.

59.

Please revise to clarify why the “legal and financial advisory fees” are variable. If they are contingent, please revise to discuss their contingent nature and the conflicts involved with such arrangement in the appropriate section.

The underwriting, legal and financial advisory fees discussed in footnote 1 to the table on page 88 are based on percentages of the minimum and maximum transaction size, in some instances subject to a floor or ceiling. We do not believe that paying such fees based upon the minimum and maximum transaction size results in any conflicts. Rather, we believe these fee structures align the interests of the Company's legal and financial advisors with the interests of the Company's stockholders so that the percentage dilution (and as a result per share dilution) is minimized regardless of how much remains in the account after payment of the fees.

We have revised the disclosure on page 89 to clarify on the foregoing.

60.	Please revise this subsection to identify sub-proposal 1.

We have revised the disclosure on page 87 as requested in response to comment 60.

Conversion Rights, page 83

61.	Please revise to clarify the time frame you will provide to allow converting shareholders the opportunity to obtain their certificates in order to tender such certificates to you.

We have revised the disclosure on page 90 as requested in response to comment 61.

The Framework Agreement, page 90

62.	We note your disclosure on page 90 that:

The Framework Agreement is not intended to provide any other factual information about NRDC Acquisition, NRDC Capital Management or our or their respective subsidiaries and affiliates. The representations, warranties and covenants contained in the Framework Agreement were made only for purposes of that agreement and as of specific dates, were solely for the benefit of the parties to the Framework Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Framework Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Our stockholders are not third-party beneficiaries under the Framework Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of NRDC Acquisition or NRDC Capital Management or any of our or their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Framework Agreement, which subsequent information may or may not be fully reflected in public disclosures by NRDC Acquisition and NRDC Capital Management.

Please revise to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

We have revised the disclosure on page 96 in response to comment 62.

New Employment Agreements, page 147

63.	The specific terms of the compensation arrangements appear to be important information that shareholders should have prior to exercising their investment decision. Please revise to provide the compensation disclosure and fill in the blanks.

In response to the Staff’s comment, the Company is continuing to negotiate the specific terms of the compensation arrangements and will include the requested information when available.

Annex G

64.

We note that counsel “assumes” that requiring unanimous voting effectively eliminates the corporation’s power to amend its charter. This assumption appears to be central to the overall opinion about the validity of the proposals here. As such, it does not appear to be an appropriate assumption. Please have counsel revise the opinion accordingly.

Richards Layton & Finger P.A. has revised their opinion in response to comment 63. Please see Annex H to the proxy statement.

65.

Please have counsel confirm to us that it concurs with our understanding that the reference and limitation in the opinion to the General Corporation Law includes the statutory provisions and applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

Richards Layton & Finger P.A. confirms that reference and limitation in the opinion to the General Corporation Law includes the statutory provisions and applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

The Company anticipates mailing the proxy statement to its stockholders on or about September 30, 2009. In light of this, we are available for discussion with the Staff to resolve any remaining comments as quickly as possible.

We respectfully request that additional comments, if any, in connection with the subject filing be directed to the undersigned at Clifford Chance US LLP, Attention: Jay Bernstein and Brian Hoffmann, 31 West 52nd Street, New York, New York 10019 (fax: 212-878-8375).

Very truly yours,

/s/ Jay L. Bernstein
Jay L. Bernstein

Enclosures

cc:	NRDC Acquisition Corp. Richard A. Baker